UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

SEC FILE NUMBER:  001-35549

CUSIP NUMBER:  451730 105

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	September 10, 2012
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Ignite Restaurant Group, Inc.
Full Name of Registrant

N/A
Former Name if Applicable

9900 Westpark Drive, Suite 300
Address of Principal Executive Office (Street and Number)

Houston, Texas 77063
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Ignite Restaurant Group, Inc. (the “Company”) will delay the filing of its Form 10-Q for the twelve and thirty-six week periods ended September 10, 2012 (the “Third Quarter Form 10-Q”). The Company previously announced the delay in filing its Form 10-Q for the twelve and twenty-four week periods ended June 18, 2012 (the “Second Quarter Form 10-Q).  As disclosed in the Company’s Form 8-K filed July 18, 2012, following an internal assessment of its lease accounting policies, the Company determined it was necessary to restate its previously issued financial statements to correct errors related to its accounting treatment of certain leases.  Accordingly, the Company commenced a detailed review of its historical accounting for fixed assets and related depreciation expense for prior periods as a private company.  As the accounting review and restatement work has not yet been fully completed, the decision was made to delay the filing of the Third Quarter Form 10-Q. Following the completion of the accounting review, the Company will (1) restate its previously issued financial statements in a Current Report on Form 8-K and (2) file the Second Quarter Form 10-Q and the Third Quarter Form 10-Q.  The Company continues to work diligently to complete the accounting review and currently expects that it will be able to file the Current Report on Form 8-K reporting the restatement, the Second Quarter Form 10-Q and the Third Quarter Form 10-Q on October 30, 2012, the date that is five calendar days following the prescribed due date.

The Current Report on Form 8-K reporting the restatement is expected to contain:

•      Restated audited financial statements as of January 3, 2011 and January 2, 2012 and for the fiscal years ended December 28, 2009, January 3, 2011 and January 2, 2012 and unaudited financial statements as of March 26, 2012 and for the twelve week periods ended March 28, 2011 and March 26, 2012;

•      Revised Management’s Discussion and Analysis of Financial Condition and Results of Operations for the years ended December 28, 2009, January 3, 2011 and January 2, 2012 and the twelve week periods ended March 28, 2011 and March 26, 2012 to reflect the restatement; and

•      Revised Selected Historical Consolidated Financial and Operating data as of and for the fiscal years ended December 31, 2007, December 29, 2008, December 28, 2009, January 3, 2011 and January 2, 2012 and as of March 26, 2012 and for the twelve week periods ended March 28, 2011 and March 26, 2012 to reflect the restatement.

In connection with the restatement, the Company is also carefully reviewing potential weaknesses or deficiencies in its internal controls and disclosure controls and currently expects to identify material weaknesses in its internal controls, which it will disclose in the Current Report on Form 8-K reporting the restatement, the Second Quarter Form 10-Q and the Third Quarter Form 10-Q.

This Form 12b-25 includes “forward-looking statements” within the meaning of the federal securities laws. Forward-looking statements are subject to known and unknown risks and uncertainties, many of which may be beyond our control. We caution you that the forward-looking information presented in this Form 12b-25 is not a guarantee of future events, and that actual events and results may differ materially from those made in or suggested by the forward-looking information contained in this Form 12b-25. In addition, forward-looking statements generally can be identified by the use of forward-looking terminology such as “may,” “plan,” “seek,” “comfortable with,” “will,” “expect,” “intend,” “estimate,” “anticipate,” “believe” or “continue” or the negative thereof or variations thereon or similar terminology. A number of important factors could cause actual events and results to differ materially from those contained in or implied by the forward-looking statements, including those factors discussed in our Registration Statement on Form S-1, filed on May 8, 2012 with the Securities and Exchange Commission (SEC), which can be found at the SEC’s website www.sec.gov, each of which is specifically incorporated into this Form 12b-25. Any forward-looking information presented herein is made only as of the date of this Form 12b-25, and we do not undertake any obligation to update or revise any forward-looking information to reflect changes in assumptions, the occurrence of unanticipated events, or otherwise.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Jeffrey L. Rager	(713)	366-7500
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

			☐ Yes ☒ No

The Company’s Quarterly Report on Form 10-Q for the quarter ended June 18, 2012 has not been filed with the SEC.

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☒ Yes ☐ No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As a result of the ongoing accounting review, restatement and related matters discussed in Part III above, the Company has not finalized its results of operations for the twelve and thirty-six week periods ended September 10, 2012 and therefore, is not in a position at this time to provide a specific quantitative estimate of anticipated changes in the results of operations from the twelve and thirty-six week periods ended September 12, 2011 to the twelve and thirty-six week periods ended September 10, 2012 that may be reflected in the financial statements to be included in the Third Quarter Form 10-Q.

However, the Company currently anticipates that revenues and net income for the twelve and thirty-six week periods ended September 10, 2012 will be higher than revenues and net income for the twelve and thirty-six week periods ended September 12, 2011. The Company expects that revenues and net income will be positively impacted by new restaurant growth and positive comparable restaurant sales during the twelve and thirty-six week periods ended September 10, 2012, but the percentage increase in comparable restaurant sales for the twelve week period ended September 10, 2012 is expected to be below levels experienced in recent prior quarters.

Ignite Restaurant Group, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	October 26, 2012	By	/s/ Jeffrey L. Rager
Name: Jeffrey L. Rager
Title: Senior Vice President and Chief Financial Officer